Securities and Exchange Commission
Division of Corporate Finance
100 F. Street NE
Washington, D. C.  20549

July 16, 2010

RE:       American Electric Power Company, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 15, 2010
File No.  001-03525

Appalachian Power Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Information Statement on Schedule 14A
Filed March 19, 2010
File No. 001-03457

Ohio Power Company
Form 10-K for the Fiscal year Ended December 31, 2009
Filed February 26, 2010
Definitive Information Statement on Schedule 14A
Filed March 19, 2010
File No.  001-06543

Columbus Southern Power Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No.  001-06543

Indiana Michigan Power Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-06543

Public Service Company of Oklahoma
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No.  001-06543

Southwestern Electric Power Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No.  001-06543

Responses to the comment letter dated June 24, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-captioned Reports are provided herewith, including the text of the Staff’s comments.

General

1. Please include page numbers in all of your filings.

Response:

In future filings, we will include page numbers in our HTML documents.  We will also submit a PDF document as we have in past filings.  Our HTML conversion software can cause page numbers to differ from the page numbers in our PDF documents.  We are currently working with our HTML software vendor to resolve this inconsistency.

American Electric Power Company, Inc.
Appalachian Power Company
Ohio Power Company

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Financial Discussion and Analysis of Results of Operations

Budgeted Construction Expenditures

2.  We note your statement that American Electric Power “forecast[s] approximately $2.2 billion of construction expenditures for 2010,” as well your disclosure that Appalachian Power Company and Ohio Power Company have budgeted construction expenditures of $381 million and $302 million, respectively, for 2010.  Please expand your disclosure to describe your material commitments for capital expenditures as of the end of the latest fiscal period, indicate the general purpose of such commitments, and describe any known material trends in your capital resources.  Refer to Item 303(a)(2) of Regulation S-K.

Response:

Material contractual commitments for capital expenditures as of December 31, 2009 are disclosed in the table on page A-20 labeled “Payments Due by Period”.  Footnote (h) to the line item “Construction Contracts for Capital Assets” explains that these are the amounts we are contractually obligated to pay as of December 31, 2009. These amounts are included in the $2.2 billion of forecasted capital expenditures on page A-19. Similar tables and disclosures for Appalachian Power Company (APCo) and Ohio Power Company (OPCo) are included on pages B-9 and E-9, respectively.

The $381 million and $302 million disclosure on page I-2 of budgeted construction expenditures for 2010 for APCo and OPCo, respectively, are included in the $2.2 billion AEP consolidated total on page A-19.  As shown on pages B-9 and E-9, APCo and OPCo have 2010 construction commitments of $76 million and $53 million, respectively, which are included in their 2010 budgeted construction expenditures of $381 million and $302 million, respectively.

In “BUDGETED CONSTRUCTION EXPENDITURES” on page A-19, we state that construction expenditures will be funded through cash flows from operations and financing activities.  In the “LIQUIDITY” section on pages A-14, we discuss our sources of short-term and long-term funding.  In the “SIGNIFICANT FACTORS” section on pages A-23 through A-27, we describe the potential significant regulatory and environmental factors impacting our future capital expenditures.

The general purpose of such construction contracts is to arrange for the timely, fixed price construction of capital assets such as generation stations, transmission lines and environmental controls.  In future Form 10-K filings, we will expand our disclosure to provide in more detail, the nature and general purpose of such major construction commitments.

Exhibit 13. 2009 Annual Reports

American Electric Power Company, Inc. and Subsidiary Companies

Consolidated Financial Statements, page A-40

Notes to Consolidated Financial Statements, page A-46

Note 1.  Organization and Summary of Significant Accounting Policies, page A-46
Summary of Significant Accounting Policies, page A-46
Revenue Recognition, page A-54
Traditional Electricity Supply and Delivery Activities, page A-54

3.  We note that you and AEP East companies generally report power sales and purchases in the PJM region on a net basis as revenues, except in circumstances where purchases are made to serve retail load which are recorded on a gross basis as purchased electricity for resale.  Please tell us how you apply these accounting policies and determine when to report transactions on a net or gross basis, including whether purchases and sales are netted on an hourly, daily, monthly or other basis.  Please contrast your policy to predominate practice of load serving entities in the PJM region.  In addition, it seems as though a clarification of your disclosure and the disclosure in the notes to financial statements of registrant subsidiaries regarding these accounting policies may be appropriate to facilitate an understanding of the policies followed in recognizing transactions in the PJM region.  Please advise.

Response:

As excerpted from our footnote,

Most of the power produced at the generation plants of the AEP East companies is sold to PJM, the RTO operating in the east service territory.  We purchase power from PJM to supply our customers.  Generally, these power sales and purchases are reported on a net basis as revenues … However in 2009, there were times when we were a purchaser of power from PJM to serve retail load.  These purchases were recorded gross as Purchased Electricity for Resale…

The purchases of power in excess of sales to PJM were reported as Purchased Electricity for Resale in our Consolidated Statements of Income for hourly net purchases.

In future Form 10-K filings, AEP and its registrant subsidiaries will add this disclosure.

We reviewed Form 10-K disclosures for six utilities which have load serving entities within PJM.  Two of these utilities appeared to have similar operating structures as AEP.  Both Allegheny Energy, Inc. and PPL Corporation stated that transactions were reported on a net basis.  Based on our limited review of this publicly available information, we were unable to determine the accounting methods used by other utilities.

Earnings per Share (EPS), page A-60

4.  Please tell us how you apply the treasury stock method in light of your disclosure that outstanding stock options were not included in the computation of diluted earnings per share because option exercise prices were greater than the year-end market price of your common shares and why your accounting policy complies with ASC 260-10-45-23.

Response:

AEP applies the treasury stock method specified in ASC 260-10-45-23 on an award-by-award basis.  ASC 260-10-45-25 states, in part: “Options and warrants will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the options or warrants (they are in the money).”  In accordance with this guidance, AEP applies the treasury stock method using an average market price during the period.  For AEP’s 2009 EPS calculation, AEP’s average stock price was $32.34 per share and its exercise prices for non-dilutive stock options outstanding ranged from $35.63 to $49.00 per share.  In our 2009 Report on Form 10-K, we disclosed the following:

Options to purchase 452,216, 470,016 and 83,150 shares of common stock were outstanding at December 31, 2009, 2008 and 2007, respectively, but were not included in the computation of diluted earnings per share attributable to AEP common shareholders.  Since the options’ exercise prices were greater than the year-end market price of the common shares, the effect would be antidilutive.

In future filings, we will revise our disclosure to state that stock options are not included in the computation of diluted earnings per share when the exercise price is greater than the average market price during the period.

Note 6. Commitments, Guarantees and Contingencies, page A-77

5.  Please tell us your estimate of the possible loss or range of loss, and what amounts, if any, you and the registrant subsidiaries accrued with respect to each of the environmental and operating contingencies that had not been settled as of December 31, 2009.  Please also tell us why disclosure of estimates of possible losses or range of losses or stating that such estimates cannot be made is not provided.  Please refer to ASC 450-20-50-4.

Response:

At December 31, 2009, the following matters discussed in Note 6 were not settled and we cannot predict the ultimate outcome of such litigation against AEP. We are also unable to estimate a range of loss.

▪	Federal EPA Complaint and Notice of Violation
▪	SWEPCo Notice of Enforcement and Notice of Citizen Suit
▪	Carbon Dioxide Public Nuisance Claims
▪	Alaskan Villages’ Claims
▪	Coal Transportation Rate Dispute – affecting PSO

At December 31, 2009, AEP had total reserves of $493 million recorded related to litigation and contingencies as follows:

(in millions)
Enron Bankruptcy related to Bank of America	$441
CERCLA Superfund related to MDEQ claim	10
Other	42
Balance as of December 31, 2009	$493

Other consists primarily of recorded liabilities related to uncertainties associated with the Fort Wayne Lease, the Natural Gas Markets Lawsuits, the FERC Long-term Contracts and accruals for various other miscellaneous matters.  None of the reserves for contingencies contained in Other are material in total or individually to AEP or any of its subsidiary registrants.

In future filings, we will state that we are unable to estimate a loss or range of losses for each applicable matter.

Note 14.  Financing Activities, page A-116
Dividend Restrictions, page A -119

6.  Please tell us what consideration you and the registrant subsidiaries gave to describing the most significant restrictions on the payment of dividends contained in financing arrangements, charter provisions and/or federal and state regulatory actions and their pertinent provisions rather than the brief disclosures presently provided.  Refer to paragraph (e)(1) of Rule 4-08 of Regulation S-X.  In addition please tell us how you determine the restricted net assets of consolidated subsidiaries in assessing whether the disclosures required by paragraphs (e)(3)(i) and (ii) of Rule 4-08 of Regulation S-X and Schedule I required by Rule 5-04 of Regulation S-X should be provided.  In doing so, please discuss in detail the restrictions imposed by the Federal Power Act and state public utility regulators, the leverage restrictions contained in subsidiary credit agreements and any restrictions related to the spent nuclear fuel and decommissioning trust assets.

Response:

We typically consider the following sources of restrictions on dividends in formulating our disclosure:  state corporate codes, provisions in the articles of incorporation, by-laws or other similar organizational documents, leverage ratio covenants contained in debt agreements or similar instruments, and, for our electric utility subsidiaries, the Federal Power Act and rules relating to state utility commissions.

In considering paragraphs (e)(3)(i) and (ii) of Rule 4-08 of Regulation S-X and Schedule I required by Rule 5-04 of Regulation S-X, our restricted net assets include the par value of common stock, preferred stock and restricted retained earnings per our debt agreements.  AEP’s restricted net assets were 14.4%, which was below the 25% threshold. Therefore, AEP did not need to file Schedule I.  None of the registrant subsidiaries’ restricted net assets exceeded 25%.

We also considered the following restrictions:

AEP Dividend Restrictions

The holders of our common stock are entitled to receive the dividends declared by our board of directors provided funds are legally available for such dividends.

New York law provides that dividends may be declared or paid either out of surplus, so that the net assets of the corporation remaining after such declaration, payment or distribution shall at least equal the amount of its stated capital, or, in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

AEP issued $315 million aggregate principal amount of junior subordinated debentures (the “Junior Subordinated Debentures”). We have the option to defer interest payments on our Junior Subordinated Debentures for one or more periods of up to 10 consecutive years per period. During any period in which we defer interest payments, we may not declare or pay any dividends or distributions on, or redeem, repurchase or acquire, our common stock. We do not anticipate any deferral of those interest payments in the foreseeable future.

Our ability to pay dividends could also be limited by the leverage restrictions in our credit agreements which have substantially identical terms.  The credit agreements contain certain covenants and require us to maintain our percentage of consolidated debt to total capitalization at a level that does not exceed 67.5%.  The payment of cash dividends generally results in an increase in the percentage of debt to total capitalization of the company distributing the dividend.  The method for calculating outstanding debt and other capital is contractually defined in the credit agreements.  As of December 31, 2009, none of our retained earnings were restricted by these leverage restrictions for the purpose of the payment of dividends.

Dividend Restrictions on Utility Subsidiaries

Federal Power Act

Section 305 of the Federal Power Act prohibits each of our utility subsidiaries from participating "in the making or paying of any dividends of such public utility from any funds properly included in capital account." The term “capital account” is not defined in the Federal Power Act or its regulations.  We understand “capital account” to mean the par value of the common stock multiplied by the number of shares outstanding.  Dividends paid solely out of retained earnings do not violate Section 305 of the Federal Power Act.  Additionally, Sections 202-204 of the Federal Power Act create a reserve on earnings attributable to hydro-electric generating plants.  Because of its ownership of such plants, this reserve applies to Appalachian Power Company (APCo) , Indiana Michigan Company (I&M) and Ohio Power Company (OPCo) in immaterial amounts.

As discussed below, APCo’s dividends are subject to restriction by the Virginia State Corporate Commission (the “VSCC”).  None of our other utility subsidiaries are restricted by their respective state commissions.

APCo

The Articles of Incorporation of APCo restrict its ability to declare dividends or distributions on the common stock if the ratio of common stock equity to total capitalization is, or after such dividend would be, below 25%.  Virginia corporation law prohibits a corporation from paying a dividend or making a distribution if, after the dividend or distribution, the corporation would not be able to pay its debts as they came due in the normal course of business or the corporation’s total assets would be less than its liabilities (including the liquidation amounts of any outstanding preferred stock).  The VSCC has authority to prohibit any public service company, including APCo, from declaring or paying dividends on any common or equity stock in the case of emergencies.  The VSCC has not declared an emergency under this authority.

Columbus Southern Power Company (CSPCo)

The Articles of Incorporation of CSPCo do not restrict its ability to declare dividends or distributions on its common stock.  Ohio corporation law prohibits a corporation from paying a dividend or making a distribution if, after the dividend or distribution, the corporation’s total assets would be less than the sum of its liabilities and stated capital.

I&M

The Articles of Incorporation of I&M restrict its ability to declare dividends or distributions on the common stock if the ratio of common stock equity to total capitalization is, or after such dividend would be, below 25%.  Indiana corporation law prohibits a corporation from paying a dividend or making a distribution if, after the dividend or distribution, the corporation would not be able to pay its debts as they came due in the normal course of business or the corporation’s total assets would be less than its liabilities (including the liquidation amounts of any outstanding preferred stock).  As disclosed on page A-60 of the 2009 Report on Form 10-K, withdrawals from our Nuclear Decommissioning Trust Fund are only permitted for payment of decommissioning costs and trust expenses, and, therefore, are not a permissible source for the paying of dividends.

OPCo

The Articles of Incorporation of OPCo restrict its ability to declare dividends or distributions on the common stock if the ratio of common stock equity to total capitalization is, or after such dividend would be, below 25%.  Ohio corporation law prohibits a corporation from paying a dividend or making a distribution if, after the dividend or distribution, the corporation’s total assets would be less than the sum of its liabilities and stated capital.

Public Service Company of Oklahoma (PSO)

The Articles of Incorporation of PSO restrict its ability to declare dividends or distributions on the common stock if the ratio of common stock equity to total capitalization is, or after such dividend would be, below 25%.  Oklahoma corporation law prohibits a corporation from paying a dividend or making a distribution if, after the dividend or distribution, the corporation’s total assets would be less than the sum of its liabilities and stated capital unless the dividend does not exceed the net profits for the fiscal year in which the dividend is declared (including the liquidation amounts of any outstanding preferred stock).

Southwestern Electric Power Company (SWEPCo)

The Articles of Incorporation of SWEPCo restrict its ability to declare dividends or distributions on its common stock if the ratio of common stock equity to total capitalization is, or after such dividend would be, below 25%.  Delaware corporation law prohibits a corporation from paying a dividend or making a distribution if, after the dividend or distribution, the corporation’s total assets would be less than the sum of its liabilities and stated capital unless the dividend does not exceed the net profits for the fiscal year in which the dividend is declared (including the liquidation amounts of any outstanding preferred stock).

Other Utility Subsidiaries

Some of AEP’s non-registrant public utility subsidiaries also have provisions in their respective articles of incorporation that restrict the payment of dividends that would cause equity capitalization to fall below 25%.   Additionally, the respective state corporate laws of the non-registrant public utility subsidiaries generally prohibit a corporation from paying a dividend or making a distribution if, after the dividend or distribution, the corporation would not be able to pay its debts as they came due in the normal course of business or the corporation’s total assets would be less than the sum of its liabilities and stated capital.

Leverage restrictions

Pursuant to credit agreement leverage restrictions, APCo, CSPCo, I&M, OPCo, PSO and SWEPCo must maintain a percentage of debt to total capitalization at a level that does not exceed 67.5%.  The payment of cash dividends generally results in an increase in the percentage of debt to total capitalization of the company distributing the dividend.  The method for calculating outstanding debt and other capital is contractually defined in the credit agreements.  As a result of such restrictions, we disclosed in Footnote 14, Financing Activities, under Dividend Restrictions, on page H-83 that as of December 31, 2009, approximately $154 million of the retained earnings of APCo; $132 million of the retained earnings of CSPCo; $28 million of the retained earnings of I&M; $84 million of the retained earnings of OPCo; and none of retained earnings of PSO or SWEPCo were restricted for the purpose of the payment of dividends.  Together with the dividend restrictions of the Federal Power Act, these leverage restrictions are the most onerous limitations on the ability of the utility subsidiaries to pay dividends.

Note 16. Property, Plant and Equipment, page A-127
Jointly-owned Electric Facilities, page A-129

7.  We note your disclosure under investing activities on page A-17 that you sold a portion of the Turk plant to joint owners in 2009.  Please tell us why your ownership percentage and the ownership percentage of SWEPCo remained unchanged.

Response:

As discussed on page A-17, in 2009, SWEPCo sold 20% of its interest in the Turk Plant to Arkansas Electric Cooperative Corporation (11.67%) and East Texas Electric Cooperative, Inc. (8.33%) on February 12, 2009 and March 26, 2009, respectively. Our ownership percentage for SWEPCo’s portion of the Turk Plant was stated as 73.33% (rather than 93.33%) as of December 31, 2008 because the disclosure was presented to reflect the February 2009 sale and the pending March 2009 sale noted above.  SWEPCo’s ownership percentage was 73.33% as of December 31, 2009.  In future disclosures, we will disclose the basis for percentage ownership by period.

Notes to Financial Statements of Registrant Subsidiaries, page H-1

Note 1.  Organization and Summary of Significant Accounting Policies, page H-2 Inventory, page H-4

8.  Please tell us why you characterized application of the accounting guidance for the fuel operations of OPCo and CSPCo as a result of the implementation of FAC in Ohio as a change in their inventory valuation method from the lower of cost or market to average cost.  Please also tell us whether you filed the letter required by Item 601(b)(18) or why no such letter need by filed.

Response:

From 2001 to 2008, under Ohio’s restructuring law, OPCo and CSPCo did not have an active fuel cost recovery mechanism.  During that period, OPCo and CSPCo used the average cost inventory valuation method, but it was subject to a lower of cost or market test.  Effective January 1, 2009, OPCo’s and CSPCo’s fuel inventory costs were subject to a deferred Fuel Adjustment Clause (FAC) mechanism which provided for rate recovery of prudently incurred fuel costs. The average cost method was still applied to fuel inventory in 2009. However, due to the FAC, AEP expects to recover its fuel costs, even if such costs are above market.

Because there was no change in accounting method between acceptable alternatives, we believe that an independent accountant’s preferability letter was not required since there was not a change in OPCo’s and CSPCo’s inventory valuation methods.  Both OPCo and CSPCo maintained their average cost inventory valuation.  In future filings, we will delete the reference to the change in OPCo’s and CSPCo’s inventory valuation methods for the reasons discussed above.

Note 8. Benefit Plans, page H-41

9.  Please tell us whether the registrant subsidiaries account for their participation in the AEP sponsored pension and OPEB plans as multiple-employer plans.  Please also tell us whether the actuarially computed obligation and plan assets and net periodic pension cost for each of the registrant subsidiaries is based on actuarial computations and return on plan assets.  In addition, please explain to us why each of the registrant subsidiaries does not provide the same disclosures as the sponsor of a single-employer plan.  Specifically address disclosure of: (i) reconciliations of the beginning and ending balances of benefit obligations; (ii) reconciliations of the beginning and ending balances of the fair value of plan assets; (iii) the funded status and the amounts recognized in the balance sheets; (iv) the accumulated benefits obligation for defined benefit plans; and (v) contributions expected to be paid to the plans during the next five years.

Response:

The registrant subsidiaries account for their participation in the AEP sponsored pension and OPEB plans as multiple-employer plans.  This form of accounting is appropriate because the pension and OPEB costs and funded status are components of cost recovery in the regulated jurisdictions in which the registrant subsidiaries operate. Each registrant subsidiary’s plan obligation, plan assets, and pension and OPEB costs are based on actuarial computations and reflect the specific registrant’s employee and retiree demographics.

While AEP’s consolidated disclosures for the AEP System have included full information as a single-employer plan, each registrant subsidiary has disclosed its participation in the AEP System plan and only shows individual registrant data for periodic pension and OPEB costs. Starting with the Quarterly Report on Form 10-Q for the period ended June 30, 2010, we will disclose the components of net periodic pension and OPEB costs for each registrant. Starting with the 2010 Form 10-K, we will include for each registrant subsidiary full disclosure as a single-employer plan, including: (i) reconciliations of the beginning and ending balances of benefit obligations; (ii) reconciliations of the beginning and ending balances of the fair market value of plan assets; (iii) the funded status and the amounts recognized in the balance sheets; (iv) the accumulated benefit obligation for defined benefit pension plans; (v) benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter; and (vi) our best estimate of contributions expected to be paid to the plan during the next year.

American Electric Power Company, Inc. Definitive Proxy Statement or Schedule 14A

Election of Directors, page 3

10.  Please revise you disclosure to identify Ms. Tucker’s principal occupation or employment since 2008.

Response:

In future filings, AEP will state that Ms. Tucker is the retired under secretary of education in the U.S. Department of Education (2006-2008).

Transactions with Related Persons, page 16

11.  We note that your directors and Corporate Governance Committee consider “all of the relevant facts and circumstances in determining whether or not to approve such transaction” and approve “only those transactions that are in the best interests of the Company.”  Please expand your disclosure to indicate whether the policies and procedures used by your directors and Corporate Governance Committee in determining whether to approve related party transactions are in writing and, if not, how they are evidenced.  In addition, please expand your disclosure to discuss the standards to be applied and factors to be considered by your directors and Corporate Governance Committee in determining whether a related party transaction is in the “best interests of the Company.”  Refer to Item 404(b) of Regulation S-K.

Response:

In future filings, AEP will state that it has a written Related Person Transaction Policy that is available on its website and will expand our disclosure to state that the Corporate Governance Committee considers various factors, including, among other things: the nature of the related person’s interest in the transaction; whether the transaction involves arms-length bids or market prices and terms; the materiality of the transaction to each party; the availability of the product or services through other sources; whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the company; the acceptability of the transaction to the company’s regulators; and in the case of a non-employee director, whether the transaction would impair his or her independence or status as an “outside” or “non-employee” director.

The HR Committee’s Independent Compensation Consultant, page 52

12.  We note that the HR Committee engaged Towers Perrin to provide recommendations to the HR Committee regarding AEP’s executive compensation, and that Towers Perrin also performed actuarial and benefits consulting services for the company for $1,376,000 in 2009.  Please also disclose the aggregate fees paid to Towers Perrin in 2009 for determining or recommending the amount or form of executive compensation.  Also clarify whether the decision to engage Towers Perrin for these other services was made, or recommended, by management, and whether the HR Committee or the board approved such other services of Towers Perrin.  Refer to Item 407(e)(3)(iii)(A) of Regulation S-K.  Please also provide the disclosure for the information statements on Schedule 14C for Appalachian Power Company and Ohio Power Company.

Response:

In 2009, AEP paid Towers Watson (formerly Towers Perrin) $91,379 for the executive compensation and benefits consulting services provided to the HR Committee of AEP’s Board of Directors. In future filings, AEP will report the annual amount paid to the HR Committee’s consultant for similar services.

Towers Watson was selected to provide these services by the HR Committee for 2009 and again for 2010 based, in part, on the HR Committee’s assessment that their advice was objective, independent and consistent with best practices.  This engagement is outlined in a statement of work agreed to by Towers Watson, the HR Committee and the Company, although the HR Committee has the sole authority to approve the fees and terms of engagement of the persons rendering such advice from Towers Watson.

The HR Committee does review the total amounts paid to Towers Watson but, it does not pre-approve every service. As we state in our proxy statement, the Company must obtain prior approval of the HR Committee before engaging Towers Watson for any new non-recurring work if the cost is expected to exceed $25,000.

In future filings, we will provide similar disclosures if required under Item 407(e)(iii) of Regulation S-K in AEP’s proxy statement and in the information statements for our subsidiary companies.

Appalachian Power Company Definitive Information Statement on Schedule 14C

Ohio Power Company Definitive Information Statement on Schedule 14C

13.  Please provide the disclosure required by Item 404(b) of Regulation S-K.  In this regard, we note that, while American Electric Power’s Related Person Transaction Approval Policy includes transactions in which a subsidiary of American Electric Power is a participant, its definition of a “Related Person” includes only directors, executive council members, Section 16 officers and director nominees of American Electric Power, shareholders in excess of 5% of the total equity of American Electric Power, and immediate family members of the foregoing, but does not appear to include similarly situated persons at the subsidiaries of American Electric Power.  Please advise.

Response:

In future filings, AEP’s subsidiaries will provide the disclosure that is required by Item 404(b) of Regulation S-K in their Information Statements. They will include disclosures similar to what AEP stated in its proxy statement.

As of the date of the Information Statements of APCo and OPCo, all of the directors and all but one of the executive officers of those subsidiaries was a member of AEP’s executive council. The president-chief operating officer of those utilities was not an executive council member; however, similar related person transaction information was reviewed for each of those officers.

Election of Directors, page 2

14.  Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each nominee should serve as a director.  Refer to Item 401(e)(1) of Regulation S-K.

Response:

AEP owns all of the utility subsidiaries’ outstanding common stock, which represents approximately 99% of the overall voting power of the utilities’ equity securities. AEP’s affirmative vote is sufficient to elect director nominees. Consequently, the subsidiaries have not established nominating committees and do not accept proposals from preferred shareholders regarding potential candidates for director nominees.

In future filings, the subsidiaries will discuss the specific experience, qualifications, attributes and skills of each director nominee and state in the information statements that each of the directors is a member of the executive council of AEP and has extensive experience in the utility industry and that the directors have diverse backgrounds and skills in areas such as finance, public policy, legal, government, engineering, environmental and other areas.

15.  Please revise your disclosure to describe the business experience of Mr. Morris and Mr. Keane for the past five years, or clarify your current disclosure by adding dates or the duration of employment.  Refer to Item 401(e) of Regulation S-K.

Response:

In future filings, the subsidiaries will clarify disclosures by adding dates of employment for the executive officers. For example, the subsidiaries will state that Mr. Morris has been chairman and chief executive officer of the subsidiary companies since 2004.

Governance Policies and Processes, page 4

16.  Please describe the board leadership structure, and disclose the board’s role in risk oversight.  Refer to Item 407(h) of Regulation S-K.

Response:

In future filings, the subsidiaries will describe the board leadership structure and the role of AEP’s board in risk oversight. The subsidiaries will provide disclosure similar to the following:

Mr. Morris is in his 13th year leading large, multi-state, publicly held electric utility companies. He has been the subsidiary company’s Chairman and Chief Executive Officer since 2004. Mr. Morris has extensive knowledge about and influence within the electric utility industry, as indicated from his current and past leadership positions with the Institute of Nuclear Power Operations, the Edison Electric Institute and the Business Roundtable, among other organizations. Because of Mr. Morris’ longstanding experience in the industry, the board of directors believes that the company’s interests are currently best served by Mr. Morris being both chairman and chief executive officer.

Neither the NYSE rules nor the SEC rules require the subsidiary directors to be independent. The subsidiaries do not have a presiding director.

Our parent company has established a risk management framework for activities that occur across the AEP System. The AEP Board of Directors has the overall responsibility for overseeing AEP’s management of risks. Management is responsible for identifying and managing AEP’s risks. The AEP Board reviews AEP’s processes for identifying and managing risks and reporting of those risks to the AEP Board to help ensure that the processes are effective.  The utility subsidiaries, such as Appalachian Power Company and Ohio Power Company, are significant subsidiaries of AEP, and their risks are reviewed as part of that process.

Like other companies, the subsidiaries have very diverse risks. These include financial and accounting risks, capital deployment risks, operational risks, compensation risks, liquidity risks, litigation risks, strategic risks, regulatory risks, reputation risks, natural-disaster risks and technology risks. Some critical risks having enterprise-wide significance, such as corporate strategy and capital budget, require the full AEP Board’s active oversight, but the AEP Board committees also play a key role because they can devote more time to reviewing specific risks. The AEP Board is responsible for ensuring that the types of risks are properly delegated to the appropriate committee, and that the risk oversight activities are properly coordinated and communicated among the AEP Board and the various committees that oversee the risks.

AEP’s Chief Risk Officer, Chief Accounting Officer and General Counsel attend all AEP Board Audit Committee meetings, and the Chief Risk Officer and General Counsel also attend all AEP Board Finance Committee meetings.

Director Nomination Process, page 4

17.  We note that the full board identifies director nominees.  Please describe the board’s process for identifying and evaluating nominees for director, and disclose whether, and if so how, the board considers diversity in identifying nominees for director.  Refer to Item 407(c)(2)(vi) of Regulation S-K.

Response:

See the response to Comment 14. The company’s board does not have a nominating committee. Because AEP owns all of the outstanding common stock of the utilities and approximately 99% of the overall voting power of the utilities’ equity securities, the board nominates and AEP elects all of the directors. The board does not have a policy with regard to the consideration of diversity in identifying nominees for directors; however, diversity and inclusion are an integral part of AEP’s culture. In future filings, we will state that the board does not have a policy with regard to the consideration of diversity in identifying nominees for directors.

Compensation Discussion and Analysis, page 5

18.  We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

In future filings, the subsidiaries will include any required disclosures in response to Item 402(s) of Regulation S-K. If applicable, the subsidiaries would include disclosures similar to the following:

In 2009, AEP’s HR Committee (with the assistance of its independent compensation consultant and Company management) reviewed AEP’s compensation policies and practices for all employees, including executive officers of the utility subsidiaries, and determined that the compensation programs are not reasonably likely to have a material adverse effect on the Company.

AEP has designed its executive compensation process, with oversight from the HR Committee, to identify and manage risk and to ensure it does not encourage excessive risk taking. The HR Committee has allocated compensation among base salary and short and long-term incentive compensation opportunities in such a way as to not encourage excessive risk-taking. AEP’s incentive compensation also has the following characteristics:

•                      Incentive award opportunities for all employees are capped generally at 200% of their target. Capping the potential payout limits the extent that employees could potentially profit by taking on excessive risk,

•               AEP’s HR Committee provides the large majority of incentive compensation to executive officers as long-term stock-based incentive compensation to ensure that short-term performance is not encouraged or rewarded at the expense of long-term performance. This is important because of the large amount of long-term investments required in our business,

•               For AEP’s annual incentive compensation for executives, the HR Committee balanced AEP’s ongoing 2009 earnings per share target with performance objectives in four categories: safety, operating performance, regulatory performance and strategic initiatives. This approach keeps annual incentive compensation in step with the earnings of the Company while, at the same time, tying annual incentive compensation to important non-financial measures, such as safety. Most employees have non-financial measures, and all employees have the safety measure. This minimizes the risks associated with focusing on any single indicator of performance,

•               The primary metrics used in the Company’s long term incentive plans are earnings per share and total shareholder return, which are both measures of shareholder value that reduce the risk that employees might be encouraged to pursue other objectives that increase risk or reduce financial performance,

•               Annual and long-term incentive compensation programs are reviewed by AEP’s internal audit staff,

•               All incentive award payouts to senior officers are subject to the review and approval of the HR Committee, or in the case of Mr. Morris, the independent members of the AEP Board, and they retain the discretion to reduce any payouts,

•               Both annual and long-term incentive awards are subject to the Company’s policy that makes those payments subject to recoupment,

•               Since 2004, the Company’s primary long-term incentive awards have been granted in the form of performance units with a three-year performance and vesting period, which aligns the interests of employees to long-term shareholder interests and helps retain management,

•               Executives are subject to stock ownership requirements,

•               We have not issued stock options to our executive officers since 2003, as stock options may provide an incentive to take excessive risks to increase the Company’s stock price.

19.  Please provide the disclosure required by Item 201(d) of Regulation S-K.  Refer to Item 12 of Form 10-K.

Response:

Typically, AEP and its subsidiaries provide the disclosure required by Item 201(d) of Regulation S-K in Item 12 of their Form 10-K. However, in 2010 AEP inserted this information on page 28 of its proxy statement because AEP’s shareholders were being asked to approve an equity compensation plan. In future filings, the subsidiaries will provide the disclosure required by Item 201(d) of Regulation S-K in Item 12 of their Form 10-K or in their Information Statements.

*           *           *           *           *           *

AEP acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) AEP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do note hesitate to call me (614-716-2821) with any questions you may have regarding our responses relating to the financial statements and related matters. Please contact Thomas G. Berkemeyer, Associate General Counsel, at (614) 716-1648 with any other questions.

Very truly yours,

/s/ Joseph M. Buonaiuto
Chief Accounting Officer

c:         William Thompson, Accounting Branch Chief
Adam Phippen, Staff Accountant
Lilyanna L. Peyser, Attorney Advisor
Brigitte Lippmann, Special Counsel